Exhibit 8.1

Unless stated otherwise, each subsidiary is wholly owned by us and does business under its name of incorporation.

Company	Jurisdiction of Incorporation
ARM, Inc	United States
Soisic, Inc	United States
Axys Design Automation, Inc	United States
Keil Software, Inc	United States
ARM Germany GmbH	Germany
Keil Elektronik GmbH	Germany
ARM KK	Japan
ARM Korea Limited	South Korea
ARM Limited	England and Wales
ARM Taiwan Limited (99.9% owned)	Taiwan
ARM France SAS	France
Soisic SA	France
ARM Consulting (Shanghai) Co. Ltd.	P.R. China
ARM Belgium N.V..	Belgium
ARM Norway AS (formerly Falanx Microsystems AS)	Norway
ARM Embedded Technologies Pvt. Ltd.	India
ARM Physical IP Asia Pacific Pte Ltd.	Singapore